VIA EDGAR

May 18, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Stephen Krikorian

Re:	Accenture plc
Form 10-K for the Fiscal Year Ended August 31, 2014
Filed October 24, 2014
Form 10-Q for the Quarterly Period Ended February 28, 2015
Filed March 26, 2015
File No. 001-34448

Dear Mr. Krikorian:

On behalf of Accenture plc (the “Company”), we are providing the following responses to the comments set forth in the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”) to Pierre Nanterme, dated May 4, 2015, which letter was supplemented by a telephone conversation between the Company, represented by Richard Clark, Penny Hughes, Jamey Shachoy, Dina Eppley and Aaron Holmes, and the Staff, represented by Amanda Kim and Melissa Walsh, on May 14, 2015. To assist your review, we have retyped the text of the Staff’s comments below.

Form 10-K for Fiscal Year Ended August 31, 2014

Item 15. Exhibits, Financial Statement Schedules

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

1.
You indicate in your response to prior comment 1 that your process is more closely aligned with the definition of Third-Party Evidence (“TPE”) because the prices do not always fall within a narrow range. Tell us the basis for why you believe you have established TPE. Clarify why a wider range of prices for the same deliverable results in the establishment of selling price based on TPE. Describe the nature of the population used to establish VSOE and indicate why that population can be used to establish TPE. Tell us why you believe that the type of services you offer are of a nature that is both the same and interchangeable. See ASC 605-25-30-6A and 6B.

Accounting Standards Codification (“ASC”) 605-25-30 establishes a hierarchy for determining standalone selling price that emphasizes the use of third party evidence. Once management has determined that it possesses third party evidence of standalone selling prices, a fundamental question is whether that third party evidence constitutes vendor-specific evidence of fair value (“VSOE”) because it is derived from sales of the same product or service or whether that third party evidence is derived from standalone sales of largely interchangeable products or services to similarly situated customers (“TPE”). Assessing whether third party evidence constitutes VSOE or TPE requires judgment. After careful consideration of the nature of our various service offerings and the manner in which those services are priced, management determined that the most accurate description of the information used was TPE for all prior periods presented in our fiscal 2014 Form 10-K filing. This determination caused us to modify our disclosure, but had no financial statement impact.

To assist your review, we have divided the Staff’s first comment into four individual questions, and have retyped each of the four questions, followed by our responses, below.

•	Tell us the basis for why you believe you have established TPE.

Our services are sold and delivered on both a standalone and a bundled basis. We establish the selling price of our bundled services for purposes of applying the relative selling price method by reviewing the actual selling price of all of our standalone sales of services over a trailing 12-month period. These standalone sales are grouped by geography (e.g., North America, Europe, etc.) and type of service offering (e.g., management consulting, systems integration, applications outsourcing and business process outsourcing) in order to define groups of largely interchangeable services to similarly situated customers. Each group of standalone services sales is then analyzed and a mean selling price is calculated for each such group. Because the pricing for our services may be fixed, variable based on input/output measures, or a combination of both, we use contract profitability or margin on the work that we sell as a basis for establishing selling price in this analysis. We believe this is an appropriate method for establishing selling price for this purpose as we routinely budget and establish selling prices for our services using a cost-plus margin approach. Further, we have previously described our use of the term “pricing” as being synonymous with contract profitability or margin within Management’s Discussion and Analysis of Financial Condition and Results of Operations, where we say: “We use the term “pricing” to mean the contract profitability or margin on the work that we sell.”

We believe this approach for establishing the selling price of our bundled services for purposes of applying the relative selling price method provides a basis for establishing TPE because it includes the entire population of our standalone sales and uses the best information available to us, and therefore provides evidence of standalone selling prices that is consistent with the definition of TPE set forth in ASC 605-25-30-6B.

•	Clarify why a wider range of prices for the same deliverable results in the establishment of selling price based on TPE.

The pricing for our services is largely driven by the markets in which we operate and is influenced by the price our competitors charge for largely similar services and facts and circumstances applicable to each customer negotiation. Regardless of whether our services are sold on a standalone or bundled basis, our sales are, in most cases, subject to a competitive bid process, and final contract terms and pricing are the result of active negotiations with our customers. Given the nature of the solution-oriented services that we sell, there can be differences in the services we provide, for example, the equipment, technology, software, tools and people we use as inputs to deliver a customer solution, and the prices we charge to our customers, even within the same type of service offering and geography. As a result, the prices we charge for similar services in standalone sales may differ from customer to customer and fall within a wider range of prices for the same type of service offering. These differences will be greater for us than might be the case with a software product or physical good, where differences in the delivered item from customer to customer either don’t exist or are minimal. As discussed above, for each service offering in each geographic region, we calculate a mean selling price. Accordingly, we believe our calculated selling prices are based on the best evidence we have available to determine standalone selling prices and represent TPE based on the definition set forth in ASC 605-25-30-6B.

As a point of clarification, our reference to “prices that don’t always fall within a narrow range” in our response dated March 31, 2015 was not intended to indicate that we believe that a wider range of prices for the same deliverable results in the establishment of selling price based on TPE. Instead, the wider range of prices caused us to conclude that the standalone sales included in our analysis were similar rather than the same, which was a factor that we considered in making our judgment that our basis for determining selling price was more consistent with the definition of TPE than VSOE. Accordingly, we revised our disclosure.

•	Describe the nature of the population used to establish VSOE and indicate why that population can be used to establish TPE.

As described above, we establish the selling price of our bundled services for purposes of applying the relative selling price method by reviewing the actual selling price of all of our standalone sales of services over a trailing 12-month period. We then group this population of all standalone sales based on geography (i.e., North America, Europe, etc.) and service offering (e.g., management consulting, systems integration, applications outsourcing and business process outsourcing). We believe that each grouping of standalone sales comprises similar and largely interchangeable services, but not the same service, delivered to similarly situated customers, enabling us to establish TPE in accordance with ASC 605-25-30-6B.

•	Tell us why you believe that the type of services you offer are of a nature that is both the same and interchangeable.

While the standalone sales and delivery of our services are not exactly the same from customer to customer, we set target prices based on defined types of service offerings within each geography. For example, we may have two application outsourcing customers where our primary output is the handling of requests for software modifications. The pricing for one customer may be largely fixed whereas the other customer’s pricing may be largely variable based on the volume of change requests we receive. Due to each customer’s particular facts and circumstances we may use different equipment, technology, software, tools and people for handling change requests and the contract for each customer may have differing service level requirements.

Accordingly, to establish standalone selling prices, we group each specific service offering by geography. Therefore, we believe our services as grouped by specific service offering and geography (e.g. systems integration services in Europe) are of a nature such that they are similar and “largely interchangeable” as contemplated by the definition of TPE in ASC 605-25-30-6B.

Our process, as described above, for determining the selling price for our deliverables has not changed for the periods presented in our 2014 Form 10-K filing. We believe this process uses the best evidence we have available to establish the selling price of our deliverables. However, as indicated in our earlier response, we regularly review our disclosures as part of our quarterly and annual filing processes, and in doing so in connection with the preparation of our consolidated financial statements for fiscal 2014, determined that our process for determining the selling price for deliverables included in contracts with multiple elements did not rise to the level of VSOE, but met the standard of TPE in ASC 605-25-30-6B for all periods presented in our 2014 Form 10-K filing. Accordingly, we revised our disclosure to clarify this judgment.

2.
We note that in your response to prior comment 1, your proposed disclosure states that the selling price of each element is determined by obtaining third party evidence of the fair value of each element. Please consider revising your disclosure to clarify that third party evidence is evidence of selling price of a deliverable as opposed to the fair value of an element. We refer you to ASC 605-25 and ASC 820 in regards for references to selling price, fair value, deliverable, and element.

In response to the Staff’s comment, we intend to clarify our disclosure in future filings by revising the sentence in question in the following manner:

“The selling price of each deliverable ~~element~~ is determined by obtaining third party evidence of the ~~fair value~~ selling price for the deliverable ~~element~~ and is based on the price charged when largely similar services are ~~when the element is~~ sold ~~separately~~ on a standalone basis by the Company to similarly situated customers ~~on a regular basis and not as a part of a contract with multiple elements~~.”

Form 10-Q for the Quarterly Period Ended February 28, 2015

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 26

3.
You disclose that certain undistributed earnings of your U.S. subsidiaries are no longer considered permanently reinvested and you recorded an estimated deferred tax liability of $171,276,000 for withholding taxes that would be payable on the distribution of these earnings. Explain the facts and circumstances leading to your conclusion. We note that you disclosed in your Form 10-K that you did not foresee any event that would require you to distribute your foreign earnings. We refer you to Item 303(a)(1) of Regulation S-K.

We evaluate our global projected cash needs and availability, and the most efficient uses of our cash, as of each financial reporting date to support the amount of earnings considered permanently reinvested. Some of the factors considered in this analysis include expected repurchases of our common stock, projected dividends, required investments in our existing operations, the appropriate capital structure of our operating subsidiaries, and potential merger and acquisition activity. As part of this analysis for the quarter ended February 28, 2015, we determined we would like the flexibility to make distributions from our U.S. subsidiaries. Accordingly, we could no longer consider these earnings to be permanently reinvested so we recorded a deferred tax liability for the related withholding tax on such a distribution.

The amount of U.S. earnings no longer considered permanently reinvested as of February 28, 2015 was $3,425,520,000. We provided for the related distribution tax of $171,276,000 during the quarter.

4.
Please tell us what consideration was given to disclosing the amount of cash and cash equivalents and short-term investments held by your foreign subsidiaries and the repatriation tax effects or other restrictions on the free flow of funds from those subsidiaries. Also consider disclosures related to the extent to which domestic cash inflows will be sufficient to meet your projected cash requirements. We refer you to Item 303(a)(1) of Regulation S-K, Section IV of SEC Release 33-8350, and Financial Reporting Codification 501.03.a and 501.06.a. Please provide us with any proposed changes to your disclosures addressing the foregoing concerns.

Our cash balances are held in numerous locations around the world, including in jurisdictions where earnings are intended to be permanently reinvested. Substantially all of our cash is held in jurisdictions where there are no regulatory restrictions or material tax effects on the free flow of funds. In jurisdictions where earnings are intended to be permanently reinvested, the repatriation tax effects are not material to our liquidity, financial position, or results of operation. Domestic cash inflows for our Irish parent, principally dividend distributions from lower-tier subsidiaries, have been sufficient to meet our historic cash requirements and we expect this to continue into the future. For these reasons, we have not considered it necessary to report the amount of cash and cash equivalents and short-term investments held by our foreign subsidiaries.

As of our last fiscal year ended August 31, 2014, we disclosed $3,403,042,000 of permanently reinvested earnings. We provided for taxes and are no longer permanently reinvested on the U.S. portion of this amount (which was $2,950,308,000 as of August 31, 2014) during the quarter ended February 28, 2015. As a result, our permanently reinvested earnings are not material.

To address your disclosure question, we will prospectively, beginning with our 10-K for the year ended August 31, 2015, adjust our disclosures as follows:

•
In the liquidity section of MD&A, we will state: “Substantially all of our cash is held in jurisdictions where there are no regulatory restrictions or material tax effects on the free flow of funds.  Domestic cash inflows for our Irish parent, principally dividend distributions from lower-tier subsidiaries, have been sufficient to meet our historic cash requirements and we expect this to continue into the future.”

•	In the income tax footnote, we will supplement our current disclosure to state the amount of unrecognized deferred tax liability related to permanently reinvested earnings.

******

As requested by the Staff, the Company acknowledges that, with respect to filings made by the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

_______________________

Please do not hesitate to call Richard Clark at 617-488-4856 or the undersigned at 678-657-6191 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

ACCENTURE PLC, represented by its duly authorized signatory

/s/ David Rowland
By: David Rowland

cc:	Pierre Nanterme, Accenture
Julie Sweet, Accenture
Richard Clark, Accenture
A.J. Kess, Simpson Thacher & Bartlett LLP
John Naughton, KPMG LLP